SO 3-22-04

VF 3-12-04

SEC[...] COMMISSION
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SEC FILE NUMBER
8-03641

ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **WM Financial Services, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3351 Michelson Drive, Suite 400
(No. and Street)

Irvine	California	92612
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David M. Williams 206.377.2191
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (whose opinion is contained in this Report*)

(Name -- if individual, state last, first, middle name)

Deloitte & Touche LLP

925 Fourth Ave., Suite 3300	Seattle,	Washington	98104
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

X Certified Public Accountant

_ Public Accountant

_ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SO 3-23

WM Financial Services, Inc. and Subsidiaries

(SEC ID NO. 8-03641)

Consolidated Financial Statements for the Year Ended December 31, 2003, Unconsolidated Supplemental Schedule as of December 31, 2003, Independent Auditors' Report, and Independent Auditors' Supplemental Report On Internal Control

(Filed Pursuant to Rule 17a-5(e)(3) as a Public Document)

WM FINANCIAL SERVICES, INC. AND SUBSIDIARIES

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
Suite 3300
925 Fourth Avenue
Seattle, WA 98104-1126
USA

Tel: +1 206 716 7000
Fax: +1 206 965 7000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
WM Financial Services, Inc.
Seattle, Washington

We have audited the accompanying consolidated statement of financial condition of WM Financial Services, Inc. and subsidiaries (a wholly owned indirect subsidiary of Washington Mutual, Inc.) (the "Company") as of December 31, 2003, and the related consolidated statements of income, cash flows, and stockholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The supplemental schedule of unconsolidated computation of net capital for brokers and dealers pursuant to rule 15c3-1 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic consolidated financial statements taken as a whole.

Deloitte & Touche LLP

February 26, 2004

WM FINANCIAL SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

CASH AND CASH EQUIVALENTS	$ 47,394,496
CASH SEGREGATED IN COMPLIANCE WITH FEDERAL OR OTHER REGULATIONS	457,000
RECEIVABLES:	
Annuity carriers	8,048,263
Clearing organization	7,411,774
Affiliates	769,145
Total receivables	16,229,182
FURNITURE, FIXTURES, AND EQUIPMENT—At cost, less accumulated depreciation and amortization of $19,334,867	6,702,219
GOODWILL	24,967,838
PREPAID PENSION	14,412,396
OTHER ASSETS	990,914
TOTAL	$111,154,045

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Payable to affiliates	$ 17,091,821
Accrued salaries and related benefits	10,906,884
Income taxes payable to parent	6,286,036
Accounts payable and accrued expenses	6,153,242
Deferred tax liability—net	795,732
Total liabilities	41,233,715
COMMITMENTS AND CONTINGENCIES (Note 8)	
STOCKHOLDER'S EQUITY:	
Common stock, $10 par value—authorized, 10,000 shares; issued and outstanding, 1,524 shares	15,240
Additional paid-in capital	40,493,307
Retained earnings	29,411,783
Total stockholder's equity	69,920,330
TOTAL	$111,154,045

See notes to consolidated financial statements.

WM FINANCIAL SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2003

REVENUES:	
Commissions	$239,514,919
Other income	10,482,384
Interest	815,492
Total revenues	250,812,795
EXPENSES:	
Compensation and benefits	138,623,881
General and administrative	47,988,888
Office and equipment rental	18,910,533
Clearing charges	8,845,586
Total expenses	214,368,888
INCOME BEFORE PROVISION FOR INCOME TAXES	36,443,907
INCOME TAXES	15,436,494
NET INCOME	$ 21,007,413

See notes to consolidated financial statements.

WM FINANCIAL SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$21,007,413
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in cash segregated in compliance with federal or other regulations	(457,000)
Depreciation and amortization	6,529,842
Loss on disposal	47,099
Deferred tax liability—net	(1,932,004)
Changes in operating assets and liabilities that relate to operations:	
Receivable from clearing organization	(308,053)
Receivable from annuity carriers	(1,167,457)
Prepaid pension	(14,412,396)
Other assets	64,866
Receivable from/payable to affiliates	5,821,925
Accrued salaries and related benefits	(3,131,293)
Income taxes payable to parent	4,134,290
Accounts payable and accrued expenses	1,286,778
Net cash provided by operating activities	17,484,010
CASH FLOWS FROM INVESTING ACTIVITIES—Purchases of furniture, fixtures, and equipment	(1,314,201)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Dividends to parent	(35,000,000)
Capital contribution from WMBFA	2,790,614
Net cash used in financing activities	(32,209,386)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(16,039,577)
CASH AND CASH EQUIVALENTS:	
Beginning of year	63,434,073
End of year	$47,394,496
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION—Cash paid during the year for income taxes	$12,755,958

See notes to consolidated financial statements.

WM FINANCIAL SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2003

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE—January 1, 2003	$ 15,240	$ 37,702,693	$ 43,404,370	$ 81,122,303
Net income			21,007,413	21,007,413
Contribution of capital from WMBFA		2,790,614		2,790,614
Dividends to parent			(35,000,000)	(35,000,000)
BALANCE—December 31, 2003	$ 15,240	$ 40,493,307	$ 29,411,783	$ 69,920,330

See notes to consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business—WM Financial Services, Inc. ("WMFS") is an introducing securities broker/dealer registered with the Securities and Exchange Act of 1934 and is a member firm of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investor Protection Corporation ("SIPC"). WMFS is a wholly owned indirect subsidiary of Washington Mutual, Inc. ("WMI").

WMFS operates pursuant to SEC Rule 15c3-3(k)(2)(i) and therefore maintains several "special accounts for the exclusive benefit of customers" for processing variable annuity transactions. WMFS promptly transmits all customer funds received in connection with these transactions and does not receive or hold any other customer funds or securities. Annuities sold by subscription are cleared through WMFS. All other transactions of WMFS, including those involving mutual funds, are cleared through another broker/dealer on a fully disclosed basis.

Principles of Consolidation—The accompanying consolidated financial statements include the accounts of WMFS and its wholly owned subsidiaries (collectively, the "Company"): WMFS Insurance Services of Idaho, Inc. ("WMFSIS of Idaho"), which sells insurance products in the states of Idaho and Utah, WMFS Insurance Services, Inc. ("WMFSIS"), which sells insurance products in the state of California, and WMFS Insurance Services of Nevada, Inc. ("WMFSIS of Nevada"), which sells insurance products in the state of Nevada. All intercompany accounts and transactions have been eliminated in consolidation.

Accounting for Securities Transactions—The Company's revenues consist primarily of commissions earned from customer transactions in debt and equity securities, mutual funds, and insurance annuities. Commissions on customer transactions are recorded by WMFS on a trade-date basis. Commissions received by the Company for annuity sales may be refunded to the insurance underwriter on a prorated basis if the customer cancels the policy within 24 months of purchase, depending on the internal policy of each insurance underwriter. The Company maintains an adequate reserve for estimated annuity commission cancellations. The total reserve at December 31, 2003, was $1,844,037, recorded in accounts payable and accrued expenses. The Company also receives sales incentive revenue from mutual funds and annuity carriers, which is recorded on a cash basis in other income.

Cash and Cash Equivalents—The Company considers amounts due from banks and all highly liquid investments, including those with an initial maturity of three months or less, to be cash equivalents. Cash and cash equivalents of $3,743,585 were held in shares of the WM Group of Funds money market fund as of December 31, 2003.

Capitalization of Software Costs—Costs related to the development of new software for internal use, incurred subsequent to the preliminary project stage but prior to the point at which the computer software is substantially complete and ready for its intended use, are capitalized and amortized over the estimated useful life of the software project of three years. Capitalized costs for projects not complete are presented as work in progress. Capitalized costs will be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such costs may not be recoverable. If indicators of impairment exist, the Company will estimate the future cash flows expected to result from the use of the software and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the software, the

Company will recognize an impairment loss equal to the amount by which the software's carrying amount exceeds its fair value.

Depreciation and Amortization—Depreciation of furniture, fixtures, and equipment is provided on a straight-line basis over the estimated useful lives of the assets, which range from three to 10 years.

Goodwill—The Company assesses goodwill at least annually for impairment. The impairment assessment is performed by comparing the fair value of the Company to its carrying value.

Federal and State Taxes on Income—The Company's results of operations are included in the consolidated federal and combined state income tax returns of WMI. In accordance with the intercompany tax sharing agreement, the Company is allocated income taxes to the extent it increases or reduces the consolidated group tax liability. Deferred income tax assets and liabilities are computed for differences between the financial statement and income tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on the applicable enacted tax laws and rates. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not to be realized.

Stock-Based Compensation—The Company has stock-based compensation arrangements that are described in Note 6. The Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, *Accounting for Stock-Based Compensation*, on January 1, 2003. SFAS No. 123 states that the adoption of the fair value based method is a change to a preferable method of accounting. In accordance with SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123*, the fair value method of accounting was applied to awards granted subsequent to January 1, 2003.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. The Company has used significant estimates in determining reported reserves for annuity commission cancellations, goodwill, and deferred taxes.

New Accounting Pronouncement—In November 2002, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45"). FIN 45 requires that a guarantor make certain disclosures regarding guarantees or indemnification agreements and that a liability be recognized for the fair value of the guarantee. The Company's adoption of the provisions of FIN 45 did not have a material impact on the Company's consolidated financial statements.

2. CASH AND CASH EQUIVALENTS

Cash and cash equivalents consists of the following:

Cash	$43,650,911
WM money market fund (Note 1)	3,743,585
	$47,394,496

3. **RECEIVABLE FROM CLEARING ORGANIZATION**

The net receivable from clearing organizations consists of commissions, 12b-1 distribution fees, net investment gains/losses less transaction, and processing charges.

4. **INCOME TAXES**

Income taxes consists of the following:

Current:	
Federal	$13,083,206
State	4,285,287
	17,368,493
Deferred:	
Federal	(1,648,782)
State	(283,217)
	(1,931,999)
Income tax expense	$15,436,494

The effective tax rate differs from the federal statutory rate of 35% primarily due to the effect of state income taxes.

The tax effects of temporary differences that gave rise to the net deferred tax liability were as follows:

Deferred tax assets:	
Pension and related items	$2,533,820
Accrued liabilities	546,702
Other	9,778
Total deferred tax assets	3,090,300
Deferred tax liabilities:	
State taxes	1,174,393
Fixed assets	2,711,639
Total deferred tax liabilities	3,886,032
Net deferred tax liability	$ (795,732)

5. **FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK AND CONCENTRATIONS OF CREDIT RISK**

As a securities broker, the Company's transactions are executed with and on behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers; these activities may expose the Company to off-balance-sheet credit risk in the event the

customer is unable to fulfill its contractual obligations. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

The Company seeks to control off-balance-sheet credit risk by monitoring its customer transactions, including imposing trade limits, and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

6. STOCK-BASED COMPENSATION ARRANGEMENTS

The Company's employees participate in the following three stock-based compensation plans sponsored by WMI:

Stock Option Plan—From time to time, the Board of Directors approves grants of nonqualified stock options to certain groups of employees. The grants have been made pursuant to a series of plans, collectively known as "WAMU Shares." Generally, eligible full-time and part-time employees on the award dates are granted options to purchase shares of WMI common stock. The exercise price for all grants is the fair market value of WMI's common stock on the designated dates, and all options vest one to three years after the award date and expire five to 10 years from the award date. To the extent these options are exercised, WMFS records the tax benefit to be received by the consolidated group through the intercompany account.

Equity Incentive Plan—Under the terms of the Equity Incentive Plan, grants of restricted stock are made for the benefit of all employees, officers, directors, consultants, and advisors of the Company. Restricted stocks accrue dividends. All canceled or forfeited shares become available for future grants. Upon the grant of restricted stock awards, shares are issued to a trustee who releases them to recipients when the restrictions lapse. These shares generally vest at the end of a three-year period.

Employee Stock Purchase Plan—Under the terms of the Company's Employee Stock Purchase Plan ("ESPP"), an employee may purchase WMI's common stock at a 15% discount from the fair market value of the common stock at the beginning of a six-month offering period or the end of the six-month offering period, whichever price is lower, without paying brokerage fees or commissions on purchases. The Company pays for the program's administrative expenses. The plan is open to all employees who are at least 18 years old, have completed at least one month of service, and work at least 20 hours per week. Participation can be through either payroll deductions or lump sum payments, with a maximum annual contribution of 10% of each employee's eligible cash compensation. Under the ESPP, dividends are automatically reinvested.

Expense recorded in the consolidated financial statements relating to the plans described above was $2,210,163, recorded in compensation and benefits.

7. FURNITURE, FIXTURES, AND EQUIPMENT

Furniture, fixtures, and equipment consists of the following:

Furniture, fixtures, and office equipment	$ 1,818,283
Capitalized software	20,395,291
Computer and communication equipment	3,823,512
	26,037,086
Accumulated depreciation and amortization	(19,334,867)
	$ 6,702,219

The Company leases office space and equipment from Washington Mutual Bank (the "Bank"), WMBFA, and Washington Mutual Bank FSB, wholly owned subsidiaries of WMI (Note 9).

8. COMMITMENTS AND CONTINGENCIES

In the normal course of business, there are various lawsuits, claims, and contingencies pending against the Company. The Company is also involved, from time to time, in inquiries, investigations, and proceedings by governmental and self-regulatory agencies, the number of which has increased in recent months. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants or regulators seek substantial or indeterminate damages, the Company often cannot predict what the eventual loss or range of loss related to such matters will be. However, some of these legal actions, inquiries, investigations, and proceedings may result in adverse judgments, penalties, injunctions, or fines. The Company believes, based on available information, that the resolution of these actions will not have a material adverse effect on the financial condition of the Company, but may be material to the Company's operating results or cash flows for any particular period.

9. TRANSACTIONS WITH AFFILIATES

Certain common administrative and occupancy costs are allocated between the affiliated companies based on WMI management's analysis of the proportion of services utilized by each company. In the ordinary course of business, the Company entered into transactions with these affiliates during 2003 as follows:

WMI—WMI maintains a noncontributory cash balance defined benefit pension plan (the "Plan"), which covers substantially all eligible employees of the Company. Benefits earned for each year of service are based primarily on the level of compensation in that year plus a stipulated rate of return on the benefit balance. It is WMI's policy to fund the Plan on a current basis to the extent deductible under federal income tax regulations. Actuarial information is prepared annually for the Plan taken as a whole; however, actuarial information attributable to separate affiliated companies is not determined. Accordingly, Plan costs are allocated to the Company by WMI based on eligible employees' salaries.

WMI also maintains a savings plan for substantially all eligible employees of the Company that allows participants to make contributions by salary deduction up to 50% of their salary pursuant to Section 401(k) of the Internal Revenue Code. Employees' contributions vest immediately; the Company's matching contributions vest based on years of service.

In addition, WMI provides eligible retired employees of the Company with access to medical coverage on the same basis as active employees and provides certain other health care insurance benefits to a limited number of retired employees. Postretirement benefits, such as retiree health benefits, are accrued during the years an employee provides services. Actuarial information is prepared annually for the Plan taken as a whole; however, actuarial information attributable to separate affiliated companies is not determined. Accordingly, Plan costs are allocated to the Company by WMI based on estimated employee benefits.

WMI sponsors supplemental employee and executive retirement plans ("SERP") for the benefit of certain highly compensated employees of the Company. The plans are designed to supplement the benefits that are accrued under the pension plan.

Total pension, 401(k) savings plan, postemployment benefit plan, and SERP expenses totaled $7,594,113 in 2003, recorded in compensation and benefits.

The Bank and WMBFA—The Company's registered representatives utilize space in branch offices of the Bank and WMBFA (collectively, the "Banks"). Rent charged in 2003 and future rents are based on a cost-sharing methodology and are allocated monthly to the Company. Rents paid to the Banks for use of the branches and office space totaled $17,890,370 in 2003.

WMFS services the Banks' self-directed IRA accounts in accordance with the Self-Directed IRA Administration and Plan Use Agreement between the Banks and the Company, whereby the Banks act as trustee of the accounts and the Company as the agent for the Banks. In 2003, the Company paid the Banks a custodial and administration fee of $2,738,645 and received agency fees of $2,688,084.

The Company also maintains checking and deposit accounts with the Banks. The total amount on deposit at December 31, 2003, was $10,102. Interest earned during the year was not significant.

Administrative Services—The Company, WMBFA, and WMI are parties to the Administrative Services Contract ("Services Contract"), dated September 8, 1998, as amended, by and between WMBFA and WMI. In accordance with the Services Contract, WMI provides administrative services in the areas surrounding, but not limited to, human resources, corporate accounting, and payroll. The monthly administrative service costs allocated from WMI to the Company are recorded in the Company's consolidated financial statements. In 2003, these totaled $5,671,065.

Technology Services—WMI provides technology services in the areas surrounding, but not limited to, desktop services, network access, and platform services based on agreed-upon rates. The technology service costs allocated from WMI to the Company recorded in the Company's consolidated financial statements totaled $11,808,381 in 2003.

Mutual Funds—WMFS earns fees from sales and services provided to the WM Group of Funds (the "Funds"), a separate proprietary mutual fund family managed by affiliates, WM Advisors, Inc. ("WMAI") and WM Funds Distributor, Inc. ("WMFD"). During 2003, 12b-1 fees paid to WMFS through WMFD for the sale of shares of the Funds totaled $9,745,756, and the reported receivable at December 31, 2003, was $949,992. Additionally, revenue sharing paid to WMFS from WMAI and WMFD totaled $12,063,290, and the reported receivable at December 31, 2003, was $1,097,168. WMFS also received from the Funds networking fees in the amount of $881,659 in 2003.

Payable to Affiliates—The payable to affiliates, which is settled on a monthly basis and is primarily related to payroll expenses payable to the Bank as paying agent for the Company, federal income taxes payable to WMBFA, and other allocated charges consists of the following at December 31, 2003:

Payable to the Bank	$ 14,373,370
Payable to WMBFA	2,538,703
Payable to WMI	169,894
Payable to WMSB	9,854
	$ 17,091,821

10. DIVIDENDS TO PARENT

During 2003, the Board of Directors of the Company approved throughout the year dividends to WMBFA totaling $35,000,000.

11. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS

As of December 31, 2003, WMFS is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that WMFS' activities are limited to those set forth in the conditions appearing in paragraph (k)(2)(i) of the rule.

12. NET CAPITAL REQUIREMENTS

WMFS is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital. This rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to one, and that capital equity may not be withdrawn or cash dividends paid if the resulting aggregate indebtedness to net capital exceeds 10 to one. At December 31, 2003, WMFS had net capital of $10,561,466 , which was $7,865,600 in excess of its required net capital of $2,695,866, and had a ratio of aggregate indebtedness to net capital of 3.83 to one.

* * * * * *

WM FINANCIAL SERVICES, INC.

UNCONSOLIDATED COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2003

NET CAPITAL:	
Total consolidated stockholder's equity	$69,920,330
Deduct stockholder's equity in subsidiaries	(18,176)
Total stockholder's equity available for net capital	69,902,154
Nonallowable assets and other charges:	
Other receivables	11,423,304
Amounts receivable from affiliates	769,145
Furniture, fixtures, and equipment	6,702,219
Goodwill	24,967,838
Prepaid pension	14,412,396
Other assets	990,914
Total nonallowable assets and other charges	59,265,816
NET CAPITAL BEFORE HAIRCUTS	10,636,338
Haircuts on money market securities	74,872
NET CAPITAL	$10,561,466
AGGREGATE INDEBTEDNESS:	
Payable to affiliates	$17,091,821
Accrued salaries and related benefits	10,906,884
Income taxes payable to WMI	6,286,036
Accounts payable and accrued expenses	6,153,242
TOTAL AGGREGATE INDEBTEDNESS	$40,437,983
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required—the greater of $250,000 or 6-2/3% of aggregate indebtedness	$ 2,695,866
Excess net capital	$ 7,865,600
Ratio of aggregate indebtedness to net capital	3.83 to 1

(Continued)

WM FINANCIAL SERVICES, INC.

UNCONSOLIDATED COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2003

No material differences exist between the above computation and amounts included in WMFS' corresponding unaudited Form X-17a-5 (the "Form") filing as of December 31, 2003, as amended on February 24, 2004. A reconciliation of net capital on the originally filed Form and the amended Form is as follows:

Net capital as originally filed	$ 9,599,934
Audit adjustment affecting aggregate indebtedness—payable to affiliates	(738,468)
Audit adjustment affecting aggregate indebtedness—accrued expenses	2,400,000
Audit adjustment affecting aggregate indebtedness—taxes payable	(700,000)
Net capital as amended	$ 10,561,466

Aggregate indebtedness as originally filed	$41,399,515
Audit adjustment affecting aggregate indebtedness—payable to affiliates	738,468
Audit adjustment affecting aggregate indebtedness—accrued expenses	(2,400,000)
Audit adjustment affecting aggregate indebtedness—taxes payable	700,000
Aggregate indebtedness as amended	$40,437,983

(Concluded)

OATH OR AFFIRMATION

I, David M. Williams, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedule pertaining to the firm of WM Financial Services, Inc. as of December 31, 2003 are true and correct. I further swear (or affirm) that neither the Company nor any shareholder, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

FVP, Treasurer
Title

Notary Public

Notary Public
State of Washington
ZHUFENG FAN
My Appointment Expires Dec 20, 2006

This report** contains (check all applicable boxes):

(x)	(a)	Facing Page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Income (Loss).
(x)	(d)	Statement of Changes in Financial Condition.
(x)	(e)	Statement of Changes in Stockholders' Equity.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
(x)	(g)	Computation of Net Capital.
( )	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( )	(i)	Information Relating to the Possession or Control Requirements under Rule 15c3-3.
( )	(j)	A Reconciliation, including appropriate explanations, of the Computation of Net Capital under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x)	(1)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report.
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
Suite 3300
925 Fourth Avenue
Seattle, WA 98104-1126
USA

Tel: +1 206 716 7000
Fax: +1 206 965 7000
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INDEPENDENT AUDITORS' SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Board of Directors
WM Financial Services, Inc.
Seattle, Washington

In planning and performing our audit of the consolidated financial statements of WM Financial Services, Inc. and subsidiaries (a wholly owned indirect subsidiary of Washington Mutual, Inc.) (the "Company") for the year ended December 31, 2003 (on which we issued our report dated February 26, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of internal control or of such practices and procedures to future periods are subject to the risk that they may

become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors and management of the Company, the Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 26, 2004